ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice[SM] Variable Annuity Contracts

Supplement dated December 23, 2008 to the Contract Prospectus dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 28, 2008. Please read it carefully and keep it with your current Contract Prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

The following contains changes to the contract's MGIB rider, ING LifePay Plus rider, and ING Joint LifePay Plus rider, and applies to contracts or riders issued **on or after January 12, 2009**, subject to state approval.

1. The "Optional Rider Charges" sub-section of the "Fees and Expenses" section on page 2 of your Contract Prospectus is deleted and replaced with the following:

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)
0.60% of the MGIB Benefit Base[2]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

As an Annual Charge - Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.65% of the ING LifePay Plus Base	1.30% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

As an Annual Charge–Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.90% of the ING Joint LifePay Plus Base	1.50% of the ING Joint LifePay Plus Base

---

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts). These tables contain the charges for the current versions of these riders. For information about previous versions of these riders, including charges, see Appendix K and Appendix L.

[2] For more information about how the MGIB Benefit Base is determined, please see "Optional Riders–Minimum Guaranteed Income Benefit (MGIB) Rider–Determining the MGIB Benefit Base."

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The current annual charge is 0.55% for riders issued prior to January 12, 2009. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon an Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five rider years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees–Optional Rider Charges–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider–Annual Ratchet."

[4] The ING Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The current annual charge is 0.80% for riders issued prior to January 12, 2009. The ING Joint LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon an Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five rider years. For more information about the ING Joint LifePay Plus Base and Annual Ratchet, please see "Charges and Fees–Optional Rider Charges–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider–Annual Ratchet."

2. The first two paragraphs of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" sub-section of the "Charges and Fees" section on page 13 of your Contract Prospectus are deleted and replaced with the following:

The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.65%

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.55% for riders issued prior to January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet (Quarterly Ratchet for riders issued prior to January 12, 2009) once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for your first five years after the effective date of the rider. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

3. The first paragraph of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" sub-section of the "Charges and Fees" section on page 14 of your Contract Prospectus is deleted and replaced with the following:

The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.90%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. The current annual charge is 0.80% for riders issued prior to January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet (Quarterly Ratchet for riders issued prior to January 12, 2009) once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for the first five years after the effective date of the rider. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

4. The fifth sentence in the "Highlights" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 27 of your Contract Prospectus is deleted and replaced with the following:

The ING LifePay Plus Base is eligible for <u>Annual Ratchets</u> and <u>6% Compounding Step-Ups</u> (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued before January 12, 2009), and subject to any adjustment for any <u>Excess Withdrawals</u>.

5. The fifth sentence in the "Highlights" subsection of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus")" Rider section on page 35 of your Contract Prospectus is deleted and replaced with the following:

   The ING Joint LifePay Plus Base is eligible for <u>Annual Ratchets</u> and <u>6% Compounding Step-Ups</u> (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued before January 12, 2009), and subject to any adjustment for any <u>Excess Withdrawals</u>.

6. The "Quarterly Ratchet" and "7% Compounding Step-Up" subsections of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus")" Rider section on page 28 of your Contract Prospectus is deleted and replaced with the following:

   Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary -- to equal the greater of: a) the current ING LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

   For riders issued before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). In this circumstance, we call this recalculation a Quarterly Ratchet.

   Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet, and our written notice will outline the procedure you will need to follow to do so. Please note, however, that from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

   For riders issued before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome as noted above.

   6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING Joint LifePay Plus Base will equal the greatest of a) the current ING Joint LifePay Plus Base; b) the current contract value; and c) the ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

   Please note there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. For riders added to existing contracts (a post contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

   For riders issued before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

7. The "Quarterly Ratchet" and "7% Compounding Step-Up" subsections of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus")" Rider section on page 36 of your Contract Prospectus is deleted and replaced with the following:

   Annual Ratchet. The ING Joint LifePay Plus Base is recalculated on each contract anniversary -- to equal the greater of: a) the current ING Joint LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

For riders issued before January 12, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). In this circumstance, we call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, that from then on the ING Joint LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

For riders issued before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome, as noted above.

6% Compounding Step-Up. The ING Joint LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING Joint LifePay Plus Base will equal the greatest of a) the current ING Joint LifePay Plus Base; b) the current contract value; and c) the ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

Please note there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. For riders added to existing contracts (a post contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For riders issued before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

8. The first two paragraphs of the "Maximum Annual Withdrawal" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 29 of your Contract Prospectus is deleted and replaced with the following:

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

Maximum Annual Withdrawal Percentage	Age
4%	59½ - 64
5%	65+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated (for example, upon an Annual Ratchet or 6% Compounding Step-Up). In addition, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

9. The last sentence of the third paragraph of the "Required Minimum Distribution" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 30 and the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 37 of your Contract Prospectus are deleted and replaced with the following:

Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets for riders issued before January 12, 2009) or upon spousal continuation of the ING LifePay Plus rider.

10. The fourth paragraph of the "Lifetime Automatic Periodic Benefit Status" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 30 of your Contract Prospectus is deleted and replaced with the following:

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death, and the ING LifePay Plus rider remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups for riders issued before January 12, 2009). Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the Maximum Annual Withdrawal Percentage multiplied by the ING LifePay Plus Base.

11. The second sentence of the fourth paragraph of the "Lifetime Automatic Periodic Benefit Status" subsection of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 38 of your Contract Prospectus is deleted and replaced with the following:

During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the annuitant's death, and the ING Joint LifePay Plus rider remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups for riders issued before January 12, 2009).

12. The "Investment Option Restrictions" and "Accepted Funds" subsections of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 31 and the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 39 of your Contract Prospectus are deleted and replaced with the following:

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below for more information. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the contract. The rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio
Fixed Account II
Fixed Interest Division

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

13. The first sentence of the first paragraph of the "Fixed Allocation Funds Automatic Rebalancing" section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 31 of your Contract Prospectus is deleted and replaced with the following:

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that a specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date, as noted in "Investment Options Restrictions," above.

14. The first sentence of the first paragraph of the "Fixed Allocation Funds Automatic Rebalancing" section of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 39 of your Contract Prospectus is deleted and replaced with the following:

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that a specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date, as noted in "Investment Options Restrictions," above.

15. The second sentence of the third paragraph of the "ING LifePay Plus Death Benefit Base" section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 32 of your Contract Prospectus is deleted and replaced with the following:

Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compound Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued prior to January 12, 2009).

16. The second sentence of the third paragraph of the "ING Joint LifePay Plus Death Benefit Base" section of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 40 of your Contract Prospectus is deleted and replaced with the following:

Please note that the ING Joint LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compound Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued prior to January 12, 2009).

17. Appendix H on page H1 of your Contract Prospects is deleted and replaced with Appendix H, attached to this Supplement.

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without the MGIB Rider	Contract with the MGIB Rider	Contract with the MGIB Rider Before 1/12/2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%	0.00%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$100,000	$92,219	$92,219
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$471.00**	**$434.35**	**$434.35**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	**n/a**	**$679.25**	**$721.60**
	Income	$471.00	$679.25	$721.60

Example 2

Age		Contract without the MGIB Rider	Contract with the MGIB Rider	Contract with the MGIB Rider Before 1/12/2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%	3.0%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$134,392	$125,479	$125,479
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$632.98**	**$591.01**	**$591.01**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$125,479	$125,479
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	**n/a**	**$679.25**	**$721.60**
	Income	$632.98	$679.25	$721.60

Example 3

Age		Contract without the MGIB Rider	Contract with the MGIB Rider	Contract with the MGIB Rider Before 1/12/2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%	8.0%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$215,892	$203,538	$203,538
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$1,016.85**	**$958.66**	**$959.93**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$203,538	$203,808
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	**n/a**	**$848.75**	**$902.87**
	Income	$1,016.85	$958.66	$959.93

The Accumulation Rates shown are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.